UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

CLOUDFLARE, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

18915M 107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18915M 107	Page 2

1	NAME OF REPORTING PERSON: Matthew Prince I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,121,041(1)(2)
	6	SHARED VOTING POWER 16,120,473 (2)(3)
	7	SOLE DISPOSITIVE POWER 18,121,041(1)(2)
	8	SHARED DISPOSITIVE POWER 16,120,473 (2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,241,514(1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 11.1%(2)(4)(5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Consists of 18,121,041 shares of Class B common stock held of record by The Matthew Prince Revocable Trust dated October 29, 2015, for which Matthew Prince (the “Reporting Person”) serves as trustee. Of the reported shares, 1,750,000 are subject to the Issuer’s repurchase right as of December 31, 2021.

(2)	Each share of Class B common stock is convertible at any time into one share of Class A common stock.
(3)

Consists of (i) 491,031 shares of Class B common stock held of record by The Matthew Prince 2020 Annuity Trust dated May 20, 2020, for which the Reporting Person serves as co-trustee and investment advisor; (ii) 4,000,000 shares of Class B common stock held of record by The Matthew Prince 2021 Grantor Retained Annuity Trust #1 UA 5/25/2021, for which the Reporting Person serves as co-trustee and investment advisor; (iii) 4,000,000 shares of Class B common stock held of record by The Matthew Prince 2021 Grantor Retained Annuity Trust #2 UA 8/13/2021, for which the Reporting Person serves as co-trustee and investment advisor; (iv) 6,569,442 shares of Class B common stock held of record by The Prince Family Nonexempt Irrevocable Trust dated March 29, 2016, for which the Reporting Person serves as an investment advisor and (v) 1,060,000 shares of Class B common stock held of record by The Prince Family Exempt Irrevocable Trust dated March 29, 2016, for which the Reporting Person serves as an investment advisor.

(4)

Based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 273,882,797 shares of Class A common stock outstanding as of October 22, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 5, 2021 (the “Form 10-Q”) and (ii) 34,241,514 shares of Class B common stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B common stock beneficially owned by the Reporting Person as set forth in clause “(a)” of this footnote are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

(5)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. There were 47,862,782 shares of Class B common stock outstanding as of October 22, 2021, as reported in the Form 10-Q, including the 34,241,514 shares of Class B common stock beneficially owned by the Reporting Person as set forth in footnotes (1) and (3) above. The percentage reported does not reflect the ten for one voting power of the Class B common stock because these shares are treated as converted into Class A common stock for the purpose of this report.

Item 1

(a)	Name of Issuer:

Cloudflare, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

101 Townsend Street

San Francisco, California 94107

Item 2

(a)	Names of Person Filing:

Matthew Prince

(b)	Address or principal business office or, if none, residence:

The address for the principal business office of Mr. Prince is:

c/o Cloudflare, Inc.

106 E. 6th Street, Suite 350

Austin, Texas 78701

(c)	Citizenship:

United States

(d)	Title and Class of Securities:

Class A common stock, par value $0.001 per share.

(e)	CUSIP No.:

18915M 107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 34,241,514

(b)	Percent of class: 11.1

(c)	Number of shares as to which the person has:

(i)	Sole power to direct the vote: 18,121,041(1)(2)

(ii)	Shared power to direct the vote: 16,120,473(2)(3)

(iii)	Sole power to dispose or to direct the disposition of: 18,121,041 (1)(2)

(iv)	Shared power to dispose or to direct the disposition of: 16,120,473(2)(3)

(1)

Consists of 18,121,041 shares of Class B common stock held of record by The Matthew Prince Revocable Trust dated October 29, 2015, for which the Reporting Person serves as trustee. Of the reported shares, 1,750,000 are subject to the Issuer’s repurchase right as of December 31, 2021.

(2)	Each share of Class B common stock is convertible at any time into one share of Class A common stock.

(3)

Consists of (i) 491,031 shares of Class B common stock held of record by The Matthew Prince 2020 Annuity Trust dated May 20, 2020, for which the Reporting Person serves as co-trustee and investment advisor; (ii) 4,000,000 shares of Class B common stock held of record by The Matthew Prince 2021 Grantor Retained Annuity Trust #1 UA 5/25/2021, for which the Reporting Person serves as co-trustee and investment advisor; (iii) 4,000,000 shares of Class B common stock held of record by The Matthew Prince 2021 Grantor Retained Annuity Trust #2 UA 8/13/2021, for which the Reporting Person serves as co-trustee and investment advisor; (iv) 6,569,442 shares of Class B common stock held of record by The Prince Family Nonexempt Irrevocable Trust dated March 29, 2016, for which the Reporting Person serves as an investment advisor and (v) 1,060,000 shares of Class B common stock held of record by The Prince Family Exempt Irrevocable Trust dated March 29, 2016, for which the Reporting Person serves as an investment advisor.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

/s/ Matthew Prince
Matthew Prince